Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: August 11, 2014

RFMD EMPLOYEE FREQUENTLY ASKED QUESTIONS

Question	Answer

Which N-2 manager will be responsible for sub-contractor assembly and test?	The recently announced role of Director of Singapore International and Final Manufacturing Sourcing, Matt Kaye, will be responsible for managing sub-contractor operations.

How do we plan to label our parts going forward?	We are keenly aware of the importance of proper attribution of our parts in teardowns. For that reason, the agency tasked with developing our new logo has also been tasked with coming up with a way to properly brand our parts.

Will the Rocky Holding, Inc. common stock trade on NASDAQ for a period of time until the NewCo permanent name and symbol is determined? If so, under what name or symbol?	No. Prior to closing of the merger, Rocky Holding, Inc. will change its name and have a new symbol under which its common stock will trade on NASDAQ upon closing of the merger.

Will NewCo have an employee stock purchase plan?	We do plan for NewCo to have an employee stock purchase plan, and are currently working out the details. We hope to provide more information before Day One.

For those employees that have worked at both RFMD and TriQuint, will their years of service from each company be combined together for purposes of PTO evaluation?	Please see below responses in this section (Compensation and Benefits) for more details on the benefits to be offered by NewCo.

If sabbatical is not part of the NewCo benefit plan, what will happen to former TriQuint employees that are about to earn sabbatical a few months after the close?	Please see below responses in this section (Compensation and Benefits) for more details on the benefits to be offered by NewCo.

Will all our ISO procedures need to be re-written?	The Quality Manuals (sometimes referred to as our Business Manuals) will eventually need to reflect the name of NewCo. The existing RFMD Doc Center will be used within NewCo as it is a part of the chosen PDE process. All controlled documents (including ISO documents) will be moved to the new Doc Center and NewCo will utilize only one document control system across the company. Training on the use of Doc Center will begin with document control administrators before the merger closes, and similar training sessions will be cascaded down the organization soon after Day One. As soon as the training is complete, documents will be migrated to Doc Center. Any required changes to ISO specific documents will be made at that time by NewCo’s Quality Systems specialists. None of the existing document control systems will be discontinued until everyone is trained and all documents have been migrated.

Is there any truth to the rumor on 7/29/14 that Texas Instruments is bidding for RFMD?	Rumors and speculation are common occurrences that surround mergers and acquisitions during all stages of the process. We realize that stock market rumors can be distracting but ask that you set them aside and remain focused. Any press inquiries should be directed to Brandi Frye at TriQuint and Brent Dietz at RFMD. Any investor questions should be directed to Grant Brown at TriQuint and Doug DeLieto at RFMD. Other than referring inbound contact, no one should have contact with the media.

How can I learn about open positions, and what should I do if I am interested in an opening?	Open positions will continue to be posted on each company’s website. If you are interested in a position, talk to your manager and let him/her know you would like to apply.

What, if any changes will there be to my benefits (e.g., 401(k) plan, medical and other insurance, paid time off etc.) upon close and how will I learn more?	Employees will continue to have their current benefits. Please refer to the FAQ below for more details on the health benefits to be offered by NewCo. Following closing of the merger, we will have an opportunity to conduct a thorough review of all other compensation and benefits programs in all the countries where NewCo will operate.

Who are the new leaders, and when will the full leadership team be announced?

The new company will have a shared leadership team:

TriQuint CEO Ralph Quinsey will serve as non-executive Chairman. RFMD CEO Bob Bruggeworth will serve as CEO. The board of directors will be made up of ten directors, with five directors from the existing board of each company. Eight of the ten directors will be independent.

Details, including names and brief job descriptions for the leadership team (up to 2 levels below the

CEO) can be found at the Integration Matters SharePoint site. We expect to announce the next level of the leadership team before Day One, and will complete organization design for the remaining levels of the organization after closing of the merger.

After the merger, if there are redundant positions or organizational changes that require eliminating jobs, will there be a re-interview process to determine who gets the available position? If not, how is that decision made and who makes it?	We are currently in the process of designing the organization for NewCo. We are using multiple inputs, including interviews, wherever there is more than one suitable candidate for a position. We will continue to do our best to run a fair and transparent selection process. We encourage you to reach out to your HR representative if you have concerns or questions.

What is the timeline for organizational design for NewCo?

The organizational design timeline for NewCo is closely dependent on regulatory approvals. Pending such approvals:

-   Positions which are 2 levels below CEO were announced in early July

-   Positions which are 3 levels below CEO, and a select group of external-facing positions 4 levels below CEO, are targeted to be announced in early September

No other organizational design decisions are expected to be made prior to closing of the merger. All employees will be informed which manager (at a position 3 or 4 levels below the CEO) they will report into in NewCo. The rest of the organizational design will be completed after closing of the merger.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s shareholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The Registration/Joint Proxy Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.